

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

<u>Via E-mail</u>
Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

> **Re: 1847 Holdings LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-193821**

Dear Mr. Roberts:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 4</u>

1.   We note your response to comment 1 of our letter dated March 31, 2014. Please revise your disclosure on page 4, where you state that you seek to acquire controlling interests in businesses, to clarify that you intend to make these businesses your majority-owned subsidiaries and that you intend to actively manage and grow such businesses.

<u>Acquisition Strategy, page 9</u>

2.   We note your response to comment 3 of our letter dated March 31, 2014, and your risk factor disclosure on page 36 that you will use revenues from your management consulting business in their entirety to cover operating expenses. Please revise your prospectus summary to clarify that until you begin making acquisitions, all of the revenues generated from your management consulting business will be used to cover operating expenses, including management fees.

Organizational Chart, page 13

3.   We note your response to comment 6 of our letter dated March 31, 2014. Please disclose that Mr. Roberts holds a minority interest in PPI Acquisition Holdings LLC and Peekay Acquisition LLC.

Special Note Regarding Forward-Looking Statements, page 40

4.   We note your response to comment 8 of our letter dated March 31, 2014. Please revise your disclosure to clarify that the bulleted points are factors that may impact your forward-looking statements.

Management Fee, page 48

Offsetting Management Services Agreements, page 48

5.   We note your response to comment 11 of our letter dated March 31, 2014. Please revise your disclosure to clarify that your manager will provide the services described on page 48 for your subsidiaries, regardless of whether your manager and the subsidiary enter into an offsetting management services agreement, or advise.

Management, page 86

Board of Directors, Executive Officers, page 86

Ellery W. Roberts, page 86

6.   We note your response to comment 13 of our letter dated March 31, 2014. We also note your disclosure on page 9 that you believe Mr. Roberts has a successful track record of acquiring and managing small to middle market businesses. Please disclose how you define a "successful track record" in this context, as well as any adverse experiences of Mr. Roberts in acquiring and managing these businesses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Attorney-Advisor

cc: Louis Bevilacqua, Esq. (*via e-mail*)